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As filed with the United States Securities and Exchange Commission on October 25, 2013

Registration No. 333-191254

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM F-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

DENISON MINES CORP.
(Exact Name of Registrant as Specified in its Charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1090 (Primary Standard Industrial Classification Code Number)	98-0622284 (I.R.S. Employer Identification No., if applicable)

Atrium on Bay, 595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2
(416) 979-1991
(Address, including zip code, and telephone number of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Ronald F. Hochstein David D. Cates Sheila Colman Denison Mines Corp. Atrium on Bay, 595 Bay Street Suite 402 Toronto, Ontario Canada M5G 2C2 Tel: (416) 979-1991	Gordon R. Chambers Cassels, Brock & Blackwell LLP Suite 2200, HSBC Building 885 West Georgia Street Vancouver, British Columbia Canada V6C 3E8 Tel: (604) 691-6100	Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

        This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

 Explanatory Note

The Registrant hereby amends its Registration Statement on Form F-8, as originally filed with the U.S. Securities and Exchange Commission on September 19, 2013 (the "Registration Statement"), to include the Notice of Extension, dated October 25, 2013, which the Registrant filed in its home jurisdiction as a supplement to the Offer to Purchase and Circular, dated September 19, 2013, including the Letter of Transmittal and Notice of Guaranteed Delivery, which were previously filed with the Registration Statement.

The Registrant previously paid a registration fee of US$724.05 with its filing of the Registration Statement in relation to its registration of 22,473,114 of its common shares, which represent the maximum number of common shares of the Registrant estimated to be issuable to holders upon consummation of the exchange offer for all of the issued and outstanding common shares of Rockgate Capital Corp.

 PART I

INFORMATION REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS

1.     Home Jurisdiction Document.

        Offer to Purchase and Circular dated September 19, 2013, including the Letter of Transmittal and Notice of Guaranteed Delivery.*

        Notice of Extension dated October 25, 2013.

2.     Informational Legends.

        See the outside front cover page and the inside front cover page of the Offer to Purchase and Circular dated September 19, 2013.*

        See the outside front cover page and the inside front cover page of the Notice of Extension dated October 25, 2013.

3.     Incorporation of Certain Information by Reference.

        As required by this Item, the Offer to Purchase and Circular provides that copies of the documents incorporated by reference therein may be obtained on request without charge from the Corporate Secretary of the Registrant, Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2.

4.     List of Documents Filed with the Commission.

        See the heading "Registration Statement Filed with the SEC" in the Offer to Purchase and Circular dated September 19, 2013.*

*
Previously filed with the Registrant's Form F-8 (Commission File No. 333-191254), filed with the Commission on September 19, 2013.

I-1

This document is important and requires your immediate attention. It should be read in conjunction with the Offer and Circular. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to Laurel Hill Advisory Group, the Information Agent retained by Denison, toll free 1-877-452-7184 from anywhere in Canada or the United States (416-304-0211 collect) or via email at assistance@laurelhill.com

Neither this document nor the Offer and Circular constitutes an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Denison may, in Denison's sole discretion, take such action as Denison may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Neither this document nor the Offer and Circular has been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

Information has been incorporated by reference in the Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison at 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2, telephone (416) 979-1991, extension 366, and are also available electronically on SEDAR at www.sedar.com.

October 25, 2013

NOTICE OF EXTENSION
by

DENISON MINES CORP.

of its
OFFER TO PURCHASE
all of the outstanding common shares of
ROCKGATE CAPITAL CORP.
on the basis of 0.192 of a common share of Denison Mines Corp.
for each common share of Rockgate Capital Corp.
as set out in the Offer and Circular

Denison Mines Corp. ("Denison") hereby gives notice that it is extending its offer dated September 19, 2013 (the "Offer"), upon and subject to the terms and conditions set out in the Offer, to purchase all of the issued and outstanding common shares ("Shares") of Rockgate Capital Corp. ("Rockgate") together with any associated rights issued under Rockgate's shareholder rights plan ("SRP Rights"), including all Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time (as defined below) upon the exercise, exchange or conversion of the Options (as such terms are defined in the Offer and Circular (as defined below)) or any other outstanding rights, on the basis of, 0.192 of a common share of Denison (a "Denison Share"), for each Share as set out in the Offer and Circular. The expiry time of the Offer is being extended to 4:00 p.m. (Toronto time) on November 1, 2013 (the "Expiry Time").

The Offer has been extended and is now open for acceptance until 4:00 p.m. (Toronto time)
on November 1, 2013, unless the Offer is further extended by Denison.

This Notice of Extension should be read in conjunction with the Offer and the accompanying take-over bid circular dated September 19, 2013 (the "Offer and Circular") and the letter of transmittal and election form (the "Letter of Transmittal") and notice of guaranteed delivery (the "Notice of Guaranteed Delivery") that accompanied the Offer and Circular, all of the provisions of which are incorporated herein by reference (subject to the amendments thereto contained in this Notice of Extension). Unless the context requires otherwise, capitalized terms used in this Notice of Extension and not defined herein that are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular.

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON NOVEMBER 1, 2013

Shareholders who have validly deposited and not withdrawn their Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on YELLOW paper) that accompanied the Offer and Circular, or a manually executed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with certificate(s) or DRS Advice(s) representing their Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Shareholders may also accept the Offer by following the procedure for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the Notice of Guaranteed Delivery (printed on PINK paper) that accompanied the Offer and Circular. Alternatively, Shareholders may accept the Offer by following the procedures for book-entry transfer of Shares set forth in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer". The Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Offer and Circular are deemed to be amended to reflect the terms and conditions of this Notice of Extension.

Persons whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

Questions and requests for assistance may be directed to the Depositary or to the Information Agent for the Offer, Laurel Hill Advisory Group. The Information Agent can be contacted at 1-877-452-7184 toll free or 1-416-304-0211 outside of North America or by e-mail at assistance@laurelhill.com. Additional copies of this document, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and are accessible on the Canadian Securities Administrators' website at www.sedar.com and the SEC's website at www.sec.gov. The foregoing website addresses are provided for informational purposes only and no information contained on, or accessible from, the foregoing websites is incorporated by reference herein, except where specifically stated.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by Denison, the Depositary or the Information Agent.

The Offer and Circular does not generally address tax consequences of the Offer to Shareholders in any jurisdiction outside of Canada or the United States. Shareholders in a jurisdiction outside of Canada or the United States should be aware that the disposition of Shares may have tax consequences which may not be described in the Offer and Circular. Accordingly, Shareholders outside of Canada and the United States should consult their own tax advisors with respect to tax considerations applicable to them.

The Offer is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference in the Offer and Circular have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They may not be comparable to financial statements of United States companies.

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON NOVEMBER 1, 2013

Shareholders should be aware that the disposition of Shares and the acquisition of Denison Shares by them as described in the Offer and Circular may have tax consequences in the United States, Canada and other jurisdictions. Such consequences may not be fully described in the Offer and Circular and such Shareholders are urged to consult their tax advisors. See Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 20 of the Circular, "Certain United States Federal Income Tax Considerations".

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Denison exists under the laws of Ontario, that some or all of its officers and directors may reside outside the United States, that some or all of the experts named in the Offer and Circular may reside outside the United States and that a substantial portion of the assets of Denison and the above-mentioned persons are located outside the United States.

THE SECURITIES TO BE DELIVERED IN CONNECTION WITH THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON NOVEMBER 1, 2013

 CURRENCY

        All dollar references herein and in the Offer and Circular are in Canadian dollars, except where otherwise indicated. Canadian dollars are referred to as "Canadian dollars", "C$" or "$" and United States dollars are referred to as "U.S. dollars" or "US$". On October 24, 2013, the Bank of Canada noon rate of exchange for U.S. dollars was C$1.00 = US$0.9595

FORWARD-LOOKING STATEMENTS

        Certain statements contained in this Notice of Extension and the Offer and Circular, including the summary thereof, and in the documents incorporated by reference therein, that are referred to herein and therein as "forward looking statements", constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the rules and releases made by the SEC, all as amended from time to time, and "forward looking information" under the provisions of Canadian provincial securities laws. When used in such documents, the words "anticipate", "believe", "could", "expect", "estimate", "forecast", "intend", "may", "outlook", "planned", "project", "should", "will", "would" and similar expressions are intended to identify such forward looking statements.

        Forward looking statements in this Notice of Extension and the Offer and Circular, including the summary thereof, and in the documents incorporated by reference therein, include, but are not limited to statements regarding: Denison's outlook for 2013 and future periods; expectations as to the anticipated timing, mechanics, completion and settlement of the Offer; the market for and listing of Shares and Rockgate's status as a reporting issuer after completion of the Offer; the value of the Denison Shares received as consideration under the Offer; the ability of Denison to complete the transactions contemplated by the Offer; future earnings, and the sensitivity of earnings to uranium and other metal prices; Denison's expectations regarding toll milling of Cigar Lake ores; future royalty and tax payments and rates; anticipated levels or trends for prices of uranium and byproduct metals mined by Denison or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by Denison; estimates of future mineral production and sales; estimates of future costs, including mining costs and other expenses; estimates of future capital expenditures and exploration expenditure and development expenditures and other cash needs, and expectations as to the funding thereof; the projected exploration, development and exploitation of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto; Denison's expectations regarding additions to its mineral reserves and resources through acquisitions; estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results; estimates of cash flow; estimates of mine life; anticipated timing of events with respect to Denison's mine sites, mine construction projects and exploration projects; estimates of future costs and other liabilities for environmental remediation and reclamation obligations; anticipated legislation and regulation regarding climate change and estimates of the impact on Denison; and other anticipated trends with respect to Denison's capital resources and results of operations.

        Forward looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Denison as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Denison upon which the forward looking statements in this Notice of Extension and the Offer and Circular, including the summary thereof, and in the documents incorporated by reference therein, are based and which may prove to be incorrect, include, but are not limited to, the factors and assumptions set out in the Notice of Extension and the Offer and Circular, including the summary thereof, as well as: global financial conditions; the ability of Denison to meet its obligations to its creditors and the uncertainty of funding; volatility in the market price of Denison's shares and the risk of dilution from future equity financings; the impact of volatility in uranium prices on the valuation of Denison's mineral reserves and resources and the market price of its shares; public acceptance of nuclear energy and competition from other energy sources; failure to realize benefits from transactions; competition for properties; the imprecision of mineral reserves and resources estimation; Denison's ability to expand and replace its mineral reserves and resources; uncertainty as to reclamation and decommissioning liabilities; reliance on other operators; technical innovation rendering Denison's products and services obsolete;

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON NOVEMBER 1, 2013

property title risk; liabilities inherent in mining operations and the adequacy of insurance coverage; delays in obtaining permits and licences for development properties; the speculative nature of exploration and development projects; difficulty complying with changing government regulations and policy, including without limitation, compliance with environment, health and safety regulations; uncertainty surrounding Denison's operations in foreign jurisdictions; potential claims of Canada's First Nations people; dependence on key personnel; the potential influence of Denison's largest Shareholder, Korea Electric Power Corporation; potential conflicts of interest for Denison's directors who are engaged in similar businesses; and limitations of disclosure and internal controls.

        The forward looking statements in this Notice of Extension and the Offer and Circular, including the summary thereof, reflect Denison's views as at the date of the Offer and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of Denison or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These risks include risks relating to Offer, including, without limitation, that Denison may be unable to complete the Offer or the completion of the Offer may be more costly than expected because, among other reasons, conditions to the completion of the Offer may not be satisfied; problems may arise with the ability to successfully integrate the businesses of Denison and Rockgate; the parties may be unable to obtain regulatory approvals required for the Offer; Denison may not be able to achieve the benefits from the acquisition or it may take longer than expected to achieve those benefits; and the acquisition may involve unexpected costs or unexpected liabilities. For a further discussion of risks and material factors or assumptions underlying the forward looking statements in this Notice of Extension and the Offer and Circular, see Section 17 of the Circular, "Risk Factors", and Denison's Annual Information Form filed on SEDAR dated March 13, 2013 for the financial year ended December 31, 2012 and incorporated by reference in the Offer and Circular. Given these uncertainties, investors are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date made. Except as otherwise required by law, Denison expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in Denison's expectations or any change in events, conditions or circumstances on which any such statement is based. The Offer and Circular and documents incorporated by reference therein contain information regarding anticipated total cash costs per pound of uranium at certain of Denison's mines and mine development projects. Denison believes that this generally accepted industry measure is a realistic indicator of operating performance and is useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON NOVEMBER 1, 2013

NOTICE OF EXTENSION

        This Notice of Extension supplements the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery pursuant to which Denison is offering to purchase all of the outstanding Shares upon and subject to the terms and conditions set out in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as may be amended, varied and supplemented from time to time.

        Except as otherwise set forth in this Notice of Extension, the information, terms and conditions previously set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects and this Notice of Extension should be read in conjunction with the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, all of the provisions of which are incorporated herein by reference, subject to the amendments thereto contained in this Notice of Extension.

October 25, 2013

TO: THE HOLDERS OF SHARES OF ROCKGATE

1.     Recent Developments

        On September 30, 2013, after the commencement of the Offer, Rockgate announced that it had granted options to acquire an additional 11,000,000 Shares. Rockgate also announced that it had entered into new retention agreements and had amended certain existing consulting agreements, to provide new or enhanced change of control protections for certain employees of and consultants to Rockgate. In light of these actions, the conditions to the Offer cannot be fulfilled. Denison has d ecided to extend the expiry time of the Offer to provide an opportunity to remedy these matters.

        On October 24, 2013, the closing price of the Shares on the TSX was C$0.20 and the closing price of the Denison Shares on the TSX was C$1.10 and on the NYSE MKT was US$1.04.

2.     Extension of Offer

        By notice to the Depositary given on October 24, 2013, Denison has extended the time for acceptance of the Offer until 4:00 p.m. (Toronto time) on November 1, 2013, unless the Offer is further extended by Denison. Accordingly, the definition of "Expiry Time" in the Offer and Circular is deleted in its entirety and replaced with the following definition:

  "Expiry Time" means 4:00 p.m. (Toronto time) on November 1, 2013, or such later time or times and date or dates as may be fixed by Denison from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer";

        In addition, all references to October 25, 2013 in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (to the extent that they relate to the Expiry Time) now refer to November 1, 2013.

3.     Time for Acceptance

        The Offer is now open for acceptance until 4:00 p.m. (Toronto time) on November 1, 2013, or such later time or times and date or dates as may be fixed by Denison from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer".

4.     Manner of Acceptance

        Shares may be deposited under the Offer in accordance with the provisions set forth in Section 3 of the Offer, "Manner of Acceptance".

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON NOVEMBER 1, 2013

5.     Take-Up of and Payment for Deposited Shares

        Denison will take-up and pay for Shares deposited under the Offer in the manner set forth in Section 6 of the Offer, "Take-Up and Payment for Deposited Shares".

6.     Withdrawal of Deposited Shares

        Shareholders have the right to withdraw Shares deposited under the Offer in the circumstances and in the manner set forth in Section 8 of the Offer, "Withdrawal of Deposited Shares".

7.     Amendments to Offer Documents

        The Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be read together with this Notice of Extension in order to give effect to the extension of the Expiry Time to 4:00 p.m. (Toronto time) on November 1, 2013, unless the Offer is further extended by Denison.

8.     Statutory Rights

        Securities legislation of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

9.     Directors' Approval

        The contents of this Notice of Extension have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized, by the board of directors of Denison.

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON NOVEMBER 1, 2013

 CERTIFICATE OF DENISON MINES CORP.

        The foregoing, together with the Offer and Circular dated September 19, 2013, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: October 25, 2013

(Signed) RON F. HOCHSTEIN President and Chief Executive Officer	(Signed) DAVID CATES Vice President, Tax and Chief Financial Officer
On Behalf of the Board of Directors
(Signed) CATHERINE STEFAN Director	(Signed) JOHN CRAIG Director

 The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail	By Registered Mail, by Hand or by Courier

Computershare Investor Services Inc. PO Box 7021 31 Adelaide Street E. Toronto ON M5C 3H2 Attention: Corporate Actions	Computershare Investor Services Inc. 100 University Ave., 8th Floor Toronto ON M5J 2Y1 Attention: Corporate Actions

The Information Agent for the Offer is:

Laurel Hill Advisory Group
Toll-Free Phone: 1-877-452-7184
Outside of North America Phone: 1-416-304-0211
Facsimile: 1-416-646-2415
E-mail: assistance@laurelhill.com

Any questions or requests for assistance or additional copies of the Notice of Extension, Offer and Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Offer.

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS

Indemnification

        As permitted by the Ontario Business Corporations Act, the Registrant's Bylaws provide that the Registrant will indemnify its directors and officers and any former directors or officers of the Registrant or persons who act or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or such body corporate, if,

  (a)
  he or she acted honestly and in good faith with a view to the best interests of the Registrant; and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

        The Ontario Business Corporations Act also provides, and the Registrant's Bylaws permit, that, with the approval of the court, such persons may also be indemnified by the Registrant in respect of an action by or on behalf of the Registrant or any such body corporate to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or officer of the Registrant or such body corporate. Generally, any director or officer who is entitled to an indemnity may also be indemnified by the Registrant for all of his or her costs, charges and expenses reasonably incurred in defending his or her position, if he or she was substantially successful in his or her defense and fulfills the conditions in clauses (a) and (b) above.

        The Registrant maintains liability insurance for its directors and officers acting in their respective capacities in an aggregate amount of Cdn$20,000,000, subject to the following deductibles: (a) Cdn$250,000 per occurrence; (b) Cdn$250,000 for a loss due to a claim under applicable Canadian securities laws; and (c) $250,000 for a loss due to a claim under applicable U.S. securities laws. The premium paid by the Registrant in 2012 for this coverage was Cdn$155,530 for the period from November 1, 2012 to November 1, 2013. No amounts were paid by individual directors and officers for this coverage.

        In addition, the Registrant has entered into separate Indemnity Agreements with each of its officers and directors, which Agreements provide for indemnification of the director or officer against certain judgments, penalties, fines and expenses incurred by each such officer or director in connection with certain threatened, pending or completed investigations, inquiries, hearings, actions or proceedings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

        The above discussion of the Registrant's Bylaws and Ontario law is not intended to be exhaustive and is qualified in its entirety by such Bylaws, the Registrant's Certificate of Incorporation and Ontario Law.

 EXHIBITS

Exhibit Number	Description
2.1*	Letter of Transmittal dated September 19, 2013
2.2*	Notice of Guaranteed Delivery dated September 19, 2013
2.3*	Lock Up Agreement between the Registrant and JP Morgan Asset Management (UK) Limited
2.4*	Lock Up Agreement between the Registrant and New City Energy Limited
2.5*	Lock Up Agreement between the Registrant and Geiger Counter Limited
2.6*	Lock Up Agreement between the Registrant and City Natural Resources High Yield Trust plc
2.7*	Lock Up Agreement between the Registrant and Sprott Asset Management USA Inc.
2.8*	Lock Up Agreement between the Registrant and Resource Capital Investment Corp., General Partner
2.9*	Lock Up Agreement between the Registrant and Sprott Asset Management LP
3.1*

Annual Information Form for the year ended December 31, 2012 (incorporated by reference to the Registrant's Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 15, 2013)

3.2*

Audited Consolidated Financial Statements, and the related notes thereto, as at December 31, 2012 and 2011 and for each of the years in the two year period ended December 31, 2012 and the Auditors' Report thereon (incorporated by reference to the Registrant's Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 15,  2013)

3.3*

Management's Discussion and Analysis of Financial Position and Operating Results for the years ended December 31, 2012 and 2011 (incorporated by reference to the Registrant's Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 15, 2013)

3.4*

Management Information Circular for the Registrant's annual meeting of shareholders held on May 9, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on April 18, 2013)

3.5*

Unaudited Consolidated Interim Financial Statements and the related notes thereto for the three and six months ended June 30, 2013 and 2012 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on August 20, 2013)

3.6*

Management's Discussion and Analysis of Financial Position and Operating Results for the three and six months ended June 30, 2013 and 2012 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on August 20, 2013)

3.7*

Material Change Report of the Registrant dated January 16, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on January 17, 2013)

3.8*	Material Change Report of the Registrant dated January 17, 2013
3.9*	Material Change Report of the Registrant dated March 15, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on March 25, 2013)
3.10*

Amended and Restated Business Acquisition Report of the Registrant regarding the acquisition, effective April 26, 2013, of Fission Energy Corp., dated September 9, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on September 10, 2013)

Exhibit Number	Description
4.1*	Consent of PricewaterhouseCoopers LLP
4.2*	Consent of Ernst & Young LLP
4.3*	Consent of Cassels, Brock & Blackwell LLP
4.4*	Consent of Steve Blower, P. Geo
4.5*	Consent of Terry V. Wetz, P.E.
4.6*	Consent of Roscoe Postle Associates Inc.
4.7*	Consent of Leo R. Hwozdyk, P.Eng.
4.8*	Consent of Thomas C. Pool, P.E.
4.9*	Consent of Neil N. Gow, P.Geo.
4.10*	Consent of Richard E. Routledge, M.Sc., P.Geo.
4.11*	Consent of James W. Hendry, P.Eng.
4.12*	Consent of Luke Evans, M.Sc., P.Eng.
4.13*	Consent of Hrayr Agnerian, M.Sc. (Applied), P. Geo.
4.14*	Consent of Michel Dagbert, P.Eng.
4.15*	Consent of Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG
4.16*	Consent of Mark B. Mathisen, B.Sc., P.G.
4.17*	Consent of William E. Roscoe, Ph.D.,.Eng.
4.18*	Consent of CSA Global (UK) Ltd.
4.19*	Consent of SGS Geostat Ltd.
5.1*	Powers of Attorney (included on the signature page of this Registration Statement)

*
Previously filed with the Registrant's Form F-8 (Commission File No. 333-191254), filed with the Commission on September 19, 2013.

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertakings

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

        The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.    Consent to Service of Process

        The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

III-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto in the Province of Ontario, Canada, on October 25, 2013.

DENISON MINES CORP.
By:	/s/ RONALD F. HOCHSTEIN Name: Ronald F. Hochstein Title: President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RONALD F. HOCHSTEIN Ronald F. Hochstein	President, Chief Executive Officer and Director (Principal Executive Officer)	October 25, 2013
* David D. Cates	Vice President Finance, Tax and Chief Financial Officer (Principal Financial and Accounting Officer)	October 25, 2013
Eun Ho Cheong	Director
* John H. Craig	Director	October 25, 2013
* W. Robert Dengler	Director	October 25, 2013
* Brian D. Edgar	Director	October 25, 2013
* Lukas H. Lundin	Chairman of the Board of Directors	October 25, 2013
* William A. Rand	Director	October 25, 2013
* Catherine J. G. Stefan	Director	October 25, 2013

*By:	/s/ RONALD F. HOCHSTEIN Ronald F. Hochstein Attorney-in-fact

III-2

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Denison Mines Corp. in the United States, in the City of Newark, State of Delaware, on October 25, 2013.

PUGLISI & ASSOCIATES
By:	/s/ DONALD J. PUGLISI Name: Donald J. Puglisi Title: Managing Director

III-3

 EXHIBITS

Exhibit Number	Description
2.1*	Letter of Transmittal dated September 19, 2013
2.2*	Notice of Guaranteed Delivery dated September 19, 2013
2.3*	Lock Up Agreement between the Registrant and JP Morgan Asset Management (UK) Limited
2.4*	Lock Up Agreement between the Registrant and New City Energy Limited
2.5*	Lock Up Agreement between the Registrant and Geiger Counter Limited
2.6*	Lock Up Agreement between the Registrant and City Natural Resources High Yield Trust plc
2.7*	Lock Up Agreement between the Registrant and Sprott Asset Management USA Inc.
2.8*	Lock Up Agreement between the Registrant and Resource Capital Investment Corp., General Partner
2.9*	Lock Up Agreement between the Registrant and Sprott Asset Management LP
3.1*

Annual Information Form for the year ended December 31, 2012 (incorporated by reference to the Registrant's Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 15, 2013)

3.2*

Audited Consolidated Financial Statements, and the related notes thereto, as at December 31, 2012 and 2011 and for each of the years in the two year period ended December 31, 2012 and the Auditors' Report thereon (incorporated by reference to the Registrant's Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 15,  2013)

3.3*

Management's Discussion and Analysis of Financial Position and Operating Results for the years ended December 31, 2012 and 2011 (incorporated by reference to the Registrant's Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 15, 2013)

3.4*

Management Information Circular for the Registrant's annual meeting of shareholders held on May 9, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on April 18, 2013)

3.5*

Unaudited Consolidated Interim Financial Statements and the related notes thereto for the three and six months ended June 30, 2013 and 2012 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on August 20, 2013)

3.6*

Management's Discussion and Analysis of Financial Position and Operating Results for the three and six months ended June 30, 2013 and 2012 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on August 20, 2013)

3.7*

Material Change Report of the Registrant dated January 16, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on January 17, 2013)

3.8*	Material Change Report of the Registrant dated January 17, 2013
3.9*	Material Change Report of the Registrant dated March 15, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on March 25, 2013)
3.10*

Amended and Restated Business Acquisition Report of the Registrant regarding the acquisition, effective April 26, 2013, of Fission Energy Corp., dated September 9, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on September 10, 2013)

4.1*	Consent of PricewaterhouseCoopers LLP
4.2*	Consent of Ernst & Young LLP

Exhibit Number	Description
4.3*	Consent of Cassels, Brock & Blackwell LLP
4.4*	Consent of Steve Blower, P. Geo
4.5*	Consent of Terry V. Wetz, P.E.
4.6*	Consent of Roscoe Postle Associates Inc.
4.7*	Consent of Leo R. Hwozdyk, P.Eng.
4.8*	Consent of Thomas C. Pool, P.E.
4.9*	Consent of Neil N. Gow, P.Geo.
4.10*	Consent of Richard E. Routledge, M.Sc., P.Geo.
4.11*	Consent of James W. Hendry, P.Eng.
4.12*	Consent of Luke Evans, M.Sc., P.Eng.
4.13*	Consent of Hrayr Agnerian, M.Sc. (Applied), P. Geo.
4.14*	Consent of Michel Dagbert, P.Eng.
4.15*	Consent of Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG
4.16*	Consent of Mark B. Mathisen, B.Sc., P.G.
4.17*	Consent of William E. Roscoe, Ph.D.,.Eng.
4.18*	Consent of CSA Global (UK) Ltd.
4.19*	Consent of SGS Geostat Ltd.
5.1*	Powers of Attorney (included on the signature page of this Registration Statement)

*
Previously filed with the Registrant's Form F-8 (Commission File No. 333-191254), filed with the Commission on September 19, 2013.

QuickLinks

Explanatory Note
PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
CURRENCY
FORWARD-LOOKING STATEMENTS
NOTICE OF EXTENSION
CERTIFICATE OF DENISON MINES CORP.
The Depositary for the Offer is
The Information Agent for the Offer is
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
EXHIBITS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
  Item 1. Undertakings
  Item 2. Consent to Service of Process
SIGNATURES
AUTHORIZED REPRESENTATIVE
EXHIBITS